SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press  Release  re  Internet  Gold  to  Acquire   Remaining  Share  of
          GoldTrade, the Operator of Successful P1000 e-Commerce Portal dated November 22, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold to Acquire Remaining Share of GoldTrade, the Operator of Successful P1000 e-Commerce Portal

Monday November 22, 7:02 am ET

GoldTrade to Contribute to Group's Revenues and Operating Profits Beginning in Q1/'05

PETACH TIKVA, Israel, November 22 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ: IGLD - News) today announced that it expects to complete an acquisition of the remaining shares of GoldTrade, a company in which it currently owns a 48.3% share, during the first quarter of 2005. GoldTrade operates P1000, a popular and successful Israeli e-commerce site. After completing the acquisition, Internet Gold plans to merge P1000 into its operations as an independent division focused on e-commerce. The acquisition will be immediately accretive to the Company's revenues and operating profits.

The terms of the transaction have been approved by the Boards of Directors of both Internet Gold and GoldTrade, and will be presented for approval by Internet Gold's shareholders at a meeting to be held at the end of December 2004. Immediately following the acquisition, Internet Gold will begin consolidating P1000's results into its financial reports. Currently, as a minority shareholder, Internet Gold reports its interest in GoldTrade's results on an equity basis.

P1000, GoldTrade's only business activity, is a popular Hebrew e-commerce/auction site used by stores, importers and other suppliers to sell branded consumer goods to the public. According to a study conducted by TIM in June 2004, P1000 has achieved a market share of 16.5%, making it Israel's No.3 e-commerce/auction site. The portal's revenues consist primarily of a 6% to 9% fee charged for each completed sale.

"P1000 is an important part of our plan to establish a leadership position in Israel's rapidly-growing e-commerce market," said Mr. Eli Holtzman, Internet Gold's CEO. "We are big believers in e-commerce, and are confident that Internet purchases will become steadily more important to Israeli households in the years to come. Even today, P1000 is already reached positive EBITDA, and we believe its entry into the Group will allow it to become more efficient. At the same time, we believe the synergies between P1000 and our other divisions, including our portals MSN-Israel and Start.co.il, together its access to the large Internet Gold subscriber base, will help P1000 become a leading player in this exciting market."

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp. (49.9% ownership), the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce joint venture (48.3% ownership), the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 22, 2004